02018442

60
3-6-02

OMB APPROVAL

UNITED STATES

OMB Number: 3235-0123

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 28 2002

SEC FILE NUMBER
8-32155

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2001 (MM/DD/YY) AND ENDING DECEMBER 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ADVISORY GROUP EQUITY SERVICES, LTD.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

264 MAIN STREET
NATICK, MASSACHUSETTS 01760

(City) (state) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEPHEN C. OLSSON, PRESIDENT (508) 653-7788

(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BROWN & BROWN, LLP

90 CANAL STREET	BOSTON,	MA	02114
(Address)	(City)	(state)	Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240-17a-5(e)(2).*

OATH OR AFFIRMATION

I STEPHEN C. OLSSON swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ADVISORY GROUP EQUITY SERVICES, LTD. as of DECEMBER 31 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

my comm expires: 3/31/06

This report** contains (check all applicable boxes):

[X] (a) Facing page
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Changes in Cash Flows.
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g)Computation of Net Capital.
[ ] (h)Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[ ] (6)A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[ ] (l) An Oath or Affirmation.
[ ] (m)A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ADVISORY GROUP EQUITY SERVICES, LTD.

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2001 AND 2000

ADVISORY GROUP EQUITY SERVICES, INC.

Years ended December 31, 2001 and 2000

Table of Contents

BROWN & BROWN, LLP
CERTIFIED PUBLIC ACCOUNTANTS
BUSINESS AND FINANCIAL ADVISORS

90 CANAL STREET • BOSTON, MA 02114 • (617) 227-4645 • FAX (617) 227-1256

To the Shareholder and Board of Directors
Advisory Group Equity Services, Ltd.
Natick, Massachusetts

REPORT OF INDEPENDENT AUDITORS'

We have audited the accompanying statements of financial position of Advisory Group Equity Services, Ltd. as of December 31, 2001 and 2000 and the related statements of operations, changes in retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Advisory Group Equity Services, Ltd. as of December 31, 2001 and 2000, the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained in the accompanying schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brown & Brown, LLP

Boston, Massachusetts
February 8, 2002

Email: brown@browncpas.com Boston • Worcester • Portland www.browncpas.com

ADVISORY GROUP EQUITY SERVICES, LTD.
Statements of Financial Position
December 31, 2001 and 2000

	2001	2000
Assets		
Current assets:		
Cash and cash equivalents	$ 87,583	$ 157,793
Commissions receivable	39,870	134,690
Other receivables	473	1,511
Due from related party	7,824	7,824
Prepaid expenses	19,020	5,720
Total current assets	154,770	307,538
Property and equipment, net	47,218	61,534
Deposits	37,587	25,000
	$ 239,575	$ 394,072
Liabilities and Shareholder's Equity		
Current liabilities:		
Commission payable	$ 24,000	$ 121,283
Accounts payable	6,200	6,200
Accrued pension contribution	-	26,124
Accrued payroll and payroll taxes	2,811	5,314
Accrued taxes	456	456
Total current liabilities	33,467	159,377
Shareholder's equity:		
Common stock, no par value; 15,000 shares authorized, 100 shares issued and outstanding	6,500	6,500
Retained earnings	199,608	228,195
Total shareholder's equity	206,108	234,695
	$ 239,575	$ 394,072

The accompanying notes are an integral part of these financial statements.

ADVISORY GROUP EQUITY SERVICES, LTD.
Statements of Operations
Years Ended December 31, 2001 and 2000

	2001	2000
Revenues		
Commission income	$ 1,910,163	$ 2,337,502
Other income	42,501	4,795
Total revenues	1,952,664	2,342,297
Expenses:		
Commission expense	611,492	857,304
Payroll and related expenses	286,937	449,859
Occupancy and office expense	121,992	149,904
Insurance expense	39,412	31,978
Depreciation	24,433	20,505
Marketing costs	22,598	99,212
Pension and profit-sharing contribution	16,289	23,690
Professional fees and services	15,582	28,838
Charitable donations	13,195	5,730
Regulatory fees and expenses	9,982	11,322
Recruiting and meetings	8,371	28,044
Other expenses	4,230	8,579
Total expenses	1,174,513	1,714,965
Income from operations before provision for excise tax	778,151	627,332
Provision for excise taxes:		
State excise tax	456	456
Net income	$ 777,695	$ 626,876

The accompanying notes are an integral part of these financial statements.

ADVISORY GROUP EQUITY SERVICES, LTD.
Statements of Changes in Retained Earnings
Years Ended December 31, 2001 and 2000

	2001	2000
Retained earnings, beginning of year	$ 228,195	$ 501,844
Net income	777,695	626,876
Distributions to shareholder	(806,282)	(900,525)
Retained earnings, end of year	$ 199,608	$ 228,195

The accompanying notes are an integral part of these financial statements.

ADVISORY GROUP EQUITY SERVICES, LTD.
Statements of Cash Flows
Years Ended December 31, 2001 and 2000

	2001	2000
Cash flows from operating activities:		
Net income	$ 777,695	$ 626,876
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	24,433	20,505
(Increase) decrease in assets:		
Commissions receivable	94,820	415,718
Other receivables	1,038	(1,000)
Prepaid expense	(13,300)	12,459
Deposits	(12,587)	(25,000)
Increase (decrease) in liabilities:		
Commissions payable	(97,283)	93,640
Accrued expenses	(28,627)	(445,455)
Accounts payable	-	(28,528)
Net cash provided by operating activities	746,189	669,215
Cash flows from investing activities:		
Acquisition of property and equipment	(10,117)	(3,260)
(Advances) repayments to related party	-	10,268
Net cash provided by (used in) investing activities	(10,117)	7,008
Cash flows from financing activities:		
Distributions to shareholder	(806,282)	(900,525)
Net cash used in financing activities	(806,282)	(900,525)
Net decrease in cash and cash equivalents	(70,210)	(224,302)
Cash and cash equivalents, beginning of year	157,793	382,095
Cash and cash equivalents, end of year	$ 87,583	$ 157,793
Cash paid during the year for:		
Taxes paid	$ 456	$ 456

The accompanying notes are an integral part of these financial statements.

ADVISORY GROUP EQUITY SERVICES, LTD.
Notes to Financial Statements
Years ended December 31, 2001 and 2000

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Nature of Business
Advisory Group Equity Services, Ltd., (the Company) was incorporated on June 25, 1994 under the laws of the Commonwealth of Massachusetts to engage in a line of business as a securities broker and dealer. The Company clears its customer accounts on an introducing basis through Raymond James Associates, Inc. The Company is a closely held corporation.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents
For the purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. The Company places its temporary cash investments with high credit quality financial institutions. At times such investments may be in excess of the Federal Insurance Deposit Corporation (FDIC) insurance limit.

Property and Equipment
Property and equipment are stated at cost. Depreciation is recorded on the straight-line basis over the estimated useful life of the related assets. Routine repairs and maintenance are expensed as incurred. The estimated useful lives of the Company's assets are as follows:

Software	3 Years
Furniture	5 and 7 Years
Office equipment	5 Years

Revenue and Cost Recognition
The Company recognizes commission income and related expenses on a settlement date basis, the industry standard. Generally accepted accounting principles require trade date presentation. Income and related expenses as a result of a settlement date to trade date conversion are immaterial to the financial statement.

Uncollectable Accounts Receivable
Accounts receivable has been adjusted for all known uncollectible amounts. No allowance for uncollectable accounts receivable is considered necessary at December 31, 2001 and 2000.

Income Taxes
The Company elected under the provisions of the Internal Revenue Code to be treated as an "S" Corporation. As a result, income and losses of the Company are passed through to is shareholder for federal income tax purposes. Accordingly, no provision has been made for federal income taxes. Certain states in which the Company operates impose an income tax on S-Corporations. Accordingly, a provision for state income taxes is reflected in the financial statements.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Values of Financial Instruments
Financial Accounting Standards Board Statement No. 107 (SFAS No. 107), *Disclosures about Fair Value of Financial Instruments*, requires disclosure of the fair values of most on- and off-balance sheet financial instruments for which it is practicable to estimate that value. The scope of SFAS No. 107 excludes certain financial instruments, such as trade receivables and payables when the carrying value approximates the fair value, employee benefit obligations and all non-financial instruments, such as fixed assets. The fair value of the Company's assets and liabilities which qualify as financial instruments under SFAS No. 107 approximate the carrying amounts presented in the Statement of Financial Condition.

Adverting costs
The Company follows the policy of charging the costs of advertising to expense as incurred. Advertising expense was $22,598 and $99,212 for the years ended December 31, 2001 and 2000, respectively.

Reclassification
Certain amounts in the 2000 financial statements have been reclassified to conform with the classifications in 2001 financial statements.

NOTE 2 - PROPERTY AND EQUIPMENT

Property and equipment for the years ended December 31, 2001 and 2000 is as follows:

	2001	2000
Furniture and fixtures	$ 37,330	$ 37,330
Office equipment	81,022	70,904
Software	22,755	22,755
	141,107	130,989
Less: accumulated depreciation	(93,889)	(69,455)
	$ 47,218	$ 61,534

Depreciation expense for the years ended December 31, 2001 and 2000 was $24,433 and $20,505, respectively.

NOTE 3 - DEPOSITS

The company has a deposit of $37,587 with a clearing broker to be used as a reserve requirement. The deposit is held in an investment portfolio. Investment income is reported in the statement of operations.

NOTE 4 - DEFINED CONTRIBUTION PLAN

The Company sponsors defined contribution pension and profit sharing plans covering substantially all of its employees. Contributions and costs are determined as 10% of each covered employee's salary for the pension plan and 15% for the profit sharing plan. Contributions totaled $16,289 and $23,690 for the years ended December 31, 2001 and 2000, respectively. The Plan was terminated as of December 31, 2000. The amount reported as current year contribution expense relates to the year ended December 31, 2000.

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company leases office space from a related party under a tenant-at-will agreement. The Lessor is a trust wholly owned by the sole shareholder of the Company. Lease payments for the years ended December 31, 2001 and 2000 were $0 and $10,000, respectively.

The Company pays operating expenses on behalf of a related party. The related party is owned 100% by the sole shareholder of the Company. For the years ended December 31, 2001 and 2000, operating expenses in the amount of $0 and $5,333 for rent and utilities were charged to the related party, respectively. The amount of $5,425 is due from the related party at December 31, 2001 and 2000.

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001 and 2000, the Company had net capital of $118,901 and $153,935, respectively which was sufficient to meet the required capital of $50,000. The Company's net capital ratio for 2001 and 2000 was .56 and 1.04, respectively.

NOTE 7 - COMMITMENT

The company has guaranteed a Line of Credit of up to $250,000 for the sole shareholder of the Company.

BROWN & BROWN, LLP
CERTIFIED PUBLIC ACCOUNTANTS
BUSINESS AND FINANCIAL ADVISORS

90 CANAL STREET • BOSTON, MA 02114 • (617) 227-4645 • FAX (617) 227-1256

To the Shareholder of
Advisory Group Equity Services, Ltd.
Natick, Massachusetts

SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS' ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

In planning and performing our audit of the financial statements of Advisory Group Equity Services, Ltd., for the year ended December 31, 2001, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Advisory Group Equity Services, Ltd. that we consider relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and (2) in determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company: (1) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System and (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure on the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Email: brown@browncpas.com Boston • Worcester • Portland www.browncpas.com

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives. In addition, the Company was in compliance with the exemptive provisions of Rule 15c3-3 at December 31, 2001, and further, no facts came to our attention indicating that the Company was not in compliance with such conditions during the year ended December 31, 2001.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies, which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Brown & Brown, LLP

Boston, Massachusetts
February 8, 2002

ADVISORY GROUP EQUITY SERVICES, LTD.
Computation of Net Capital
Year ended December 31, 2001

		2001
Total shareholder's equity		$ 206,108
Less: Non-allowable assets		78,233
Less: Excess fidelity bond		5,000
Net capital befor haircuts on securities		122,875
Less: Haircuts on securities		3,974
Net capital		118,901
Net capital requirement:		
1/15 x aggregate indebtedness	2,231	
or minimum dollar net capital requirement	50,000	50,000
Excess net capital		$ 68,901
Aggregate indebtedness		$ 33,467
Percentage of aggregate indebtedness to net capital		0.56%

The accompanying notes are an integral part of these financial statements.

ADVISORY GROUP EQUITY SERVICES, LTD.

Reconciliation for the Net Capital Computation in this Report to that of the Corporation in its Most Recent Filing

As of December 31, 2001

The difference per this report and the most recent quarterly filing by the Corporation of Part II of the Focus Report with respect to the computation of the net capital under Rule 15(c)(3)-1 are reconciled as follows:

CALCULATION OF CHANGE IN NET CAPITAL

Net capital per this report	$ 118,901
Net capital per most recent quarterly filing	93,313
Increase in net capital	$ 25,588

COMPOSITION OF CHANGE IN NET CAPITAL

Audit adjustments	$ 44,541
Increase in haircuts	(536)
Net increase in non-allowable assets	(18,417)
Increase in net Capital	$ 25,588

The accompanying notes are an integral part of these financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Advisory Group Equity Services, Ltd. as of 12/31/01

EXEMPTIVE PROVISION UNDER RULE 15c3-3

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based:

A. (k) (1) $2,500 capital category as per Rule 15c3-1 ______ 4550

B. (k) (2)(A) "Special Account for the exclusive benefit of customers" maintained ______ 4560

C. (k) (2)(B) All customer transactions cleared through another broker-dealer on a fully disclosed basis
Name of clearing firm Raymond James and Associates 4335 X 4570

D. (k) (3) Exempted by order of the Commission ______ 4580

The accompanying notes are an integral part of these financial statements.